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                            December 23, 2021

       Pijun Liu
       Chief Executive Officer
       WeTrade Group, Inc.
       No 1 Gaobei South Coast
       Yi An Men 111 Block 37, Chao Yang District
       Beijing City, People Republic of China 100020

                                                        Re: WeTrade Group, Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed December 14,
2021
                                                            File No. 333-252149

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 7 to Registration Statement on Form S-1

       Cover Page

   1. Please disclose whether your auditor is subject to the determinations announced by the
                                                        PCAOB on December 16,
2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company.
       Prospectus Summary, page 1

   2. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
 Pijun Liu
FirstName LastNamePijun   Liu
WeTrade Group,  Inc.
Comapany23,
December  NameWeTrade
              2021        Group, Inc.
December
Page 2    23, 2021 Page 2
FirstName LastName
Risk Factors
The recent joint statement by the SEC and PCAOB..., page 28

3. Please update your disclosure to reflect that the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
        You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Yarona L. Yieh, Esq.